

02007500

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires: October 31, 2001	
Estimated average burden hours per response . . . 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 52967

RECEIVED MAR 01 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING December 22, 2000 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Casimir Capital, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

919 Third Avenue, 27th Floor

(No. and Street)

New York	New York	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel S. Ripp **(212) 986-8333**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – of individual, state last, first, middle name)

787 Seventh Avenue	New York	New York	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 20 2002 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



OATH OR AFFIRMATION

I, Richard F. Sands, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Casimir Capital L.P., as of February 22, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

CEO
Title

Notary Public

MARIA A. RIOS
Notary Public, State of New York
NO. 31-4909477/Comm. Exp. 9/28/05
Qualified in New York County

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims or Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (I) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A or Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (p) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (q) Supplementary Report of Independent Auditors on Internal Control required by Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Casimir Capital L.P.

Statement of Financial Condition

December 31, 2001

Contents



■ Ernst & Young LLP
787 Seventh Avenue
New York, New York 10019

■ Phone: (212) 773-3000
www.ey.com

Report of Independent Auditors

To the Partners of Casimir Capital L.P.

We have audited the accompanying statement of financial condition of Casimir Capital L.P. (the "Partnership") as of December 31, 2001. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Casimir Capital L.P. at December 31, 2001 in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 22, 2002

Casimir Capital L.P.

Statement of Financial Condition

December 31, 2001

Assets		
Cash	$	21,167
Due from Clearing Broker		212,666
Prepaid expenses		73,760
Deposits		28,091
Employee loans		10,739
Other receivables		4,915
Total assets	$	351,338
Liabilities and partners' capital		
Accounts payable and accrued liabilities	$	73,452
Partners' capital		277,886
Total liabilities and partners' capital	$	351,338

See notes to statement of financial condition.

Casimir Capital L.P.

Notes to Statement of Financial Condition

December 31, 2001

1. Organization and Basis of Accounting

Organization and Basis of Presentation

Casimir Capital L.P. (the "Partnership") is engaged primarily in the retail brokerage business as a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Partnership commenced operations on January 24, 2001.

The Partnership generates commission revenues by executing securities transactions for customers. The Partnership clears its securities transactions on a fully disclosed basis through Correspondent Services Corporation (the "Clearing Broker"), a subsidiary of UBS PaineWebber Inc., and an indirect, wholly owned subsidiary of UBS AG.

The general partner of the Partnership is RFS LLC, a Delaware limited liability corporation. The net loss of the Partnership is allocated among the limited partners and the general partner in accordance with the percentage that the capital contributions of each partner bear to the sum of all capital contributions.

Limited partners do not have the right to sell, assign, pledge, transfer, or otherwise dispose of all or any part of their interest in the Partnership without the express written approval of the general partner.

Estimates

The preparation of statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Income Taxes

The Partnership is a limited partnership and as such, is not subject to Federal or State income taxes as all taxable income and losses and relevant deductions flow through to the partners.

2. Transactions with Customers

For transactions in which the Partnership, through the Clearing Broker, extends credit to customers, the Partnership seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Partnership and the Clearing Broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

3. Due from Clearing Broker

The clearing and depository operations for customers' securities transactions are provided by the Clearing Broker pursuant to a clearance agreement. At December 31, 2001, the amount due from Clearing Broker represents cash deposits maintained at the Clearing Broker and commission revenue earned as an introducing broker for the transactions of its customers, net of clearing expenses.

The Partnership has agreed to indemnify the Clearing Broker for losses that it may sustain from the customer accounts introduced by the Partnership. At December 31, 2001, a reserve of $14,949 was established to cover such losses on certain accounts.

4. Related Parties

The Partnership has paid for certain professional fees related to its partners.

5. Net Capital Requirements

The Partnership is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission ("SEC") under Rule 15c3-1. The SEC requirements also provide that equity capital may not be withdrawn or distributions paid if certain minimum net capital requirements are not met. At December 31, 2001, the Partnership had net capital of $160,381, which was $151,199 in excess of the amount required to be maintained at that date.

Under the clearing arrangement with the Clearing Broker, the Partnership is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2001, the Partnership was in compliance with all such requirements.

6. Commitments and Contingencies

The Partnership leases office space and various types of equipment (including furniture, computer and telecommunications equipment) under non-cancelable leases generally varying from one month to three years, with certain renewal options for like terms. The Partnership also pays for certain automobile leases of brokers.

At December 31, 2001 the Partnership's future minimum rental commitments based upon the terms under non-cancelable leases that have an initial or remaining term of one year or more were as follows:

2002	$ 22,551
2003	17,385
	$ 39,936

STATEMENT OF FINANCIAL CONDITION

Casimir Capital L.P.

December 31, 2001
with Report of Independent Auditors